March 5, 2008

MR. LOUIS SCHWEITZER TO STEP DOWN FROM SUPERVISORY BOARD OF ROYAL PHILIPS ELECTRONICS

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that Mr. Louis Schweitzer, Vice Chairman and Secretary to Philips’ Supervisory Board, will step down from Philips’ Supervisory Board effective upon the closing of Philips’ 2008 Annual General Meeting of Shareholders, to be held March 27, 2008. Mr. Schweitzer expressed his wish to relinquish this position in view of his announced appointment as chairman of the supervisory board of the French newspaper group Le Monde.

“I would like to express my sincere gratitude to Mr. Schweitzer, who has been an active member of Philips’ Supervisory Board for more than 10 years,” said Philips’ Chairman of the Supervisory Board, Mr. Wim de Kleuver. “During close to three full terms on Philips’ Supervisory Board, Mr. Schweitzer provided very valuable guidance and counsel to Philips during a significant period of transition at the company.”

A former CEO of Renault and Renault-Nissan BV and current chairman of the board of Renault and AstraZenea, Mr. Schweitzer first joined Philips’ Supervisory Board in 1997 and became Vice-Chairman and Secretary Member of the Supervisory Board in 2005.

Additional information on the composition of the Supervisory Board and on Philips’ full-year results, which were first presented January 21, 2008, is included in Philips’ 2007 Annual Report.
Click here to view the Annual Report 2007.

For more information, please contact:
Jayson Otke
Philips Corporate Communications:
Tel: +31 20 59 77215
Email: jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.